SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         (Amendment No. ____ )(1)

                       HOLLYWOOD ENTERTAINMENT CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  436141 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Mark J. Wattles
                              9275 SW Peyton Lane
                            Wilsonville, Oregon 97070
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 28, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].


     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

----------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 6)

CUSIP No.436141 10 5                      13D                 Page 2 of 6 Pages

          MARK J. WATTLES
________________________________________________________________________________
1    NAME OF REPORTING PERSON



________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS

          [PF/OO]

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S. CITIZEN

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         6,637,600

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         6,637,600

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,637,000 SHARES

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

          IN

________________________________________________________________________________

CUSIP No.436141 10 5                      13D                 Page 3 of 6 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

     The class of securities to which this statement relates is Common Stock of Hollywood Entertainment Corporation, an Oregon corporation (the "Company"). The address of the principal executive offices of the Company is 9275 SW Peyton Lane, Wilsonville, Oregon 97070.

________________________________________________________________________________
Item 2.  Identity and Background.

     (a)  This statement is filed by Mark J. Wattles.

     (b) The business address of Mr. Wattles is 9001 Emerald Hill Way, Las Vegas, Nevada 89117.

     (c) Mr. Wattles' principal occupation and employment is Chairman of the Board and Chief Executive Officer of the Company. The address of the principal executive offices of the Company is 9275 SW Peyton Lane, Wilsonville, Oregon 97070.

     (d)-(e) During the last five years, Mr. Wattles has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Wattles is a citizen of the United States of America.

________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

     The shares were acquired in part as founder's shares in connection with the formation of the Company and the remainder as employee compensation.

________________________________________________________________________________
Item 4.  Purpose of Transaction.

     As of the date of this filing, except as set forth below, Mr. Wattles does not have any present plan or intention which would result in or relate to any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

     On March 28, 2004, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Carso Holdings Corporation, a Delaware corporation ("Carso"), and Cosar Corporation, an Oregon corporation and a wholly owned subsidiary of Carso ("Cosar"), pursuant to which the Company will merge with and into Cosar (the "Merger"). The Merger Agreement is filed as an exhibit to the Company's Form 8-K filed on March 29, 2004.

     Concurrently with the execution of the Merger Agreement, and as a condition to the willingness of Carso and Cosar to enter into the Merger Agreement, Mr. Wattles entered into a Voting Agreement with Carso (the "Voting Agreement") pursuant to which Mr. Wattles agreed, on the terms and subject to the conditions contained therein, to vote his shares of the Company's Common Stock that are entitled to vote thereon in favor of the Merger and against certain specified alternative transactions, agreed not to initiate, solicit or participate in discussions with respect to certain specified alternative transactions and agreed not to transfer his shares other than pursuant to the Contribution Agreement (defined below) or by operation of the Merger. The Voting Agreement terminates upon the earlier of the effectiveness of the Merger, the termination of the Merger Agreement and the termination of the Voting Agreement by Carso.

CUSIP No.436141 10 5                      13D                 Page 4 of 6 Pages


     Concurrently with the execution of the Merger Agreement, Mr. Wattles also entered into an Option Exchange, Contribution and Subscription Agreement with Carso and with Green Equity Investors IV, L.P. (the "Contribution Agreement") pursuant to which Mr. Wattles agreed to contribute, immediately before the closing contemplated by the Merger Agreement, all of his Company Common Stock and some of his options to acquire Company Common Stock to Carso in exchange for common stock, preferred stock and options to acquire preferred stock of Carso.

     If the Merger is consummated, (1) the Company will be wholly-owned by Carso, which will be partially-owned by Mr. Wattles, who will, among other things, have the right to designate up to one-half of Carso's Board of Directors, (2) the Company's charter will be amended and restated as provided in the Merger Agreement, (3) the Company's Common Stock will be delisted from the NASDAQ National Market, and (4) the Company's Common Stock will be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934, as amended.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) Under the rules and regulations of the Securities and Exchange Commission, Mr. Wattles may be deemed to be the beneficial owner of a total of 6,637,600 shares of the Company's Common Stock, including 3,500,000 shares subject to options that are currently exercisable or become exercisable within 60 days of the date of this filing. Mr. Wattles' beneficial ownership of the Company's Common Stock represents approximately 10.5% of the Company's issued and outstanding shares. For the purpose of computing the percentage of outstanding securities beneficially owned, the number of shares issued and outstanding is as of March 25, 2004 and based on the amount stated in the Merger Agreement.

     (b) Mr. Wattles has sole power to vote or direct the vote and to dispose or to direct the disposition of all of the shares that Mr. Wattles may be deemed to beneficially own.

     (c) Of the shares that Mr. Wattles may be deemed to beneficially own, 3,500,000 shares are subject to options that become exercisable within 60 days of the date of this filing. Otherwise, Mr. Wattles has not effected any transaction in the Company's Common Stock during the past 60 days.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.


________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Except for the Voting Agreement and the Contribution Agreement previously described in Item 4, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Wattles and any person with respect to any securities of the Company.

CUSIP No.436141 10 5                      13D                 Page 5 of 6 Pages



________________________________________________________________________________
Item 7.  Exhibits.

Exhibit A   Option Exchange, Contribution and Subscription Agreement dated as of
            March 28, 2004 by and among Mark Wattles, Green Equity Investors IV,
            L.P. and Carso Holdings Corporation

Exhibit B   Voting Agreement dated as of March 28, 2004 by and among Mark J.
            Wattles and Carso Holdings Corporation

Exhibit C   Agreement and Plan of Merger by and among the Company, Carso and
            Cosar dated as of March 28, 2004 (incorporated by reference to Exhibit 2.1 to the Company's Form 8-K filed on March 29, 2004)

________________________________________________________________________________

CUSIP No.436141 10 5                      13D                 Page 6 of 6 Pages



                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        Dated:  April 6, 2004



                                        /s/ MARK J. WATTLES
                                        -------------------------------------
                                        Mark J. Wattles

                                   EXHIBIT A


THE OPTIONS AND THE SHARES OF COMMON STOCK AND PREFERRED STOCK SUBSCRIBED FOR BY THIS AGREEMENT AND THE SHARES OF PREFERRED STOCK ISSUABLE UPON EXERCISE OF SUCH OPTIONS WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY OTHER APPLICABLE STATE SECURITIES LAWS AND MAY NOT BE OFFERED OR SOLD UNLESS REGISTERED THEREUNDER OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. TRANSFER OF SUCH OPTIONS AND SHARES IS ALSO RESTRICTED BY THE TERMS OF THIS AGREEMENT AND BY THE TERMS OF THE STOCKHOLDERS AGREEMENT AND/OR OPTION AGREEMENT WITH CARSO HOLDINGS CORPORATION.

            OPTION EXCHANGE, CONTRIBUTION AND SUBSCRIPTION AGREEMENT

      This OPTION EXCHANGE, CONTRIBUTION AND SUBSCRIPTION AGREEMENT (this "Agreement"), dated as of March 28, 2004, is entered into by and among Mark Wattles, an individual (the "Investor"), Green Equity Investors IV, L.P. ("GEI") and Carso Holdings Corporation, a Delaware corporation (the "Company").

      A. Investor is currently a shareholder in Hollywood Entertainment Corporation, an Oregon corporation ("Hollywood"), and is the owner of the number of shares of common stock of Hollywood ("Hollywood Common Shares") set forth under the caption "Rollover Shares" in SCHEDULE 1 attached hereto (the "Rollover Shares");

      B. Investor is also an employee of Hollywood and is the holder of a number of options ("Hollywood Options") to acquire the number of Hollywood Common Shares set forth under the caption "Rollover Options" in SCHEDULE 1 attached hereto (the "Rollover Options") at the exercise prices per share set forth under the caption "Exercise Price Per Share" therein;

      C. In connection with that certain Agreement and Plan of Merger, dated contemporaneously herewith (the "Merger Agreement"), by and among Hollywood, the Company and Cosar Corporation, an Oregon corporation and a wholly owned subsidiary of the Company ("Merger Sub"), Merger Sub shall merge with and into Hollywood, with Hollywood as the surviving corporation (the "Merger");

      D. In connection with the Merger, Investor has entered into that certain Employment Agreement, dated as of the date hereof, with the Company (the "Employment Agreement").

      E. Subject to the terms and conditions of this Agreement, Investor desires, prior to the Merger, to contribute to the Company the Rollover Shares in exchange (the "Contribution") for newly issued shares of common stock, par value $0.01 per share (the "Common Shares"), of the Company and newly issued shares of 10% junior redeemable cumulative participating preferred stock, original liquidation preference $1,000 per share (the "Junior Preferred Shares"), of the Company, in the amounts set forth under the caption "Contribution Shares" in SCHEDULE 1 attached hereto;

      F. Subject to the terms and conditions of this Agreement, Investor also desires, prior to the Merger, to exchange (the "Exchange") the Rollover Options for options (the "Exchange Options") to acquire Junior Preferred Shares in the amount set forth under the caption "Exchange Options" in SCHEDULE 1 attached hereto;

      G. Subject to the terms and conditions of this Agreement, GEI desires, prior to the Merger, to contribute cash to the Company in exchange for newly issued Common Shares, Junior Preferred Shares and shares of senior redeemable cumulative exchangeable preferred stock, original liquidation preference $1,000 per share (the "Senior Preferred Shares"), of the Company;

      H. For United States federal income tax purposes, it is intended that the contribution of the Rollover Shares to the Company in exchange for newly issued Common Shares and Junior Preferred Shares, taken together with the contribution by GEI (or an affiliate GEI) of cash to the Company in exchange for newly issued Common Shares, Junior Preferred Shares and Senior Preferred Shares will qualify as a transaction described in Section 351(a) of the Internal Revenue Code of 1986, as amended; and

      I. In connection with the consummation of the transactions contemplated by this Agreement and the Merger Agreement, the Company, Investor, GEI and certain other persons will enter into a Stockholders Agreement substantially in the form attached as EXHIBIT A hereto (the "Stockholders Agreement");

      NOW, THEREFORE, in order to implement the foregoing and in consideration of the mutual representations, warranties, covenants and agreements contained herein and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows.

      1.    EXCHANGE, CONTRIBUTION AND SUBSCRIPTION.

      1.1   CONTRIBUTION AND EXCHANGE.

            (a) On the terms and conditions set forth herein, Investor agrees to subscribe for, and the Company agrees to issue to Investor, the number of Common Shares and Junior Preferred Shares (collectively, the "Contribution Shares") set forth under the caption "Contribution Shares" in SCHEDULE 1 in exchange for the Contribution by Investor of the number of Rollover Shares set forth in SCHEDULE 1.

            (b) On the terms and conditions set forth herein, and in connection with Investor's employment by the Company pursuant to the Employment Agreement, the Company hereby agrees to issue to Investor a number of Exchange Options set forth under the caption "Exchange Options" in SCHEDULE 1 hereto in exchange for the surrender and cancellation of the Rollover Options. The Exchange Options shall be issued pursuant to an Option Agreement substantially in the form attached as EXHIBIT B hereto (the "Option Agreement"). The Exchange Options shall be fully and immediately exercisable upon issuance. The original exercise price per Junior Preferred Share pursuant to each Exchange Option shall be as set forth under the caption "Exchange Option Exercise Price Per Share" in
SCHEDULE 1 and shall be adjusted as provided in the Option Agreement.

            (c) On the terms and conditions set forth herein, GEI agrees to subscribe for, and the Company agrees to issue to GEI (the "GEI Contribution"),
(i) 32,000,000 Common Shares (the "GEI Common Shares") in exchange for the contribution by GEI of $10,000,000, (ii) 57,783 Junior Preferred Shares (the "GEI Junior Preferred Shares") in exchange for the contribution by GEI of $57,783,000 and (iii) 151,238 Senior Preferred Shares (the "GEI Senior Preferred Shares") in exchange for the contribution by GEI of $151,238,000. For purposes of this Agreement, "GEI Cash" means the aggregate amount of cash contributed by GEI to the Company pursuant to the preceding sentence, as the same may be adjusted below. Notwithstanding anything in this Agreement to the Contrary, GEI may assign the right to acquire up to an aggregate of 50% of each of the GEI Common Shares, GEI Junior Preferred Shares and GEI Senior Preferred Shares to one or more equity participants who are either Accredited Investors (as defined in Rule 501(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act")) or Qualified Institutional Buyers (as defined in Rule 144A promulgated under the Securities Act) (collectively the "Equity Participants"); PROVIDED, that (A) such Equity Participants shall be reasonably satisfactory to Investor, (B) such Equity Participants will enter into a subscription agreement on substantially the same terms as the GEI Contribution hereunder and (C) no such assignment shall relieve GEI of its obligations under this Section 1.1(c). If GEI is required under the Financing Letters (as defined in the Merger Agreement) to invest additional funds in excess of the amounts provided above, then (a) such funds shall be invested in additional Senior Preferred Shares at the same price per share as specified above and (b) Investor shall not be required to make any additional investments in the Company.

      1.2 CLOSING. The closing (the "Closing") of the Contribution, Exchange and GEI Contribution shall occur immediately prior to the closing of the Merger; PROVIDED that the Company shall provide at least three (3) business days notice of such time and date to Investor and GEI. The Closing shall take place at the offices of Latham & Watkins LLP, 633 West Fifth Street, Suite 4000, Los Angeles, CA 90071-2007 or such other place determined by the parties.

      1.3 FAILURE TO CONSUMMATE THE MERGER. In the event that after the Contribution, Exchange and GEI Contribution, the Merger fails to be consummated for any reason whatsoever and the Merger Agreement is terminated, the parties hereto agree that concurrently with the termination of the Merger Agreement, regardless of the price at which the Hollywood Common Shares are quoted at that time on Nasdaq or any other national securities exchange on which the Hollywood Common Shares are listed, (i) the Company shall return to Investor all of the Rollover Shares and Rollover Options and Investor shall return to the Company all of the Exchange Options and all of the Common Shares and Junior Preferred Shares constituting the Contribution Shares and (ii) the Company shall return the GEI Cash to GEI and GEI shall return to the Company all of the GEI Common Shares, GEI Junior Preferred Shares and GEI Senior Preferred Shares. In such event, (x) Investor shall have no claim against the Company other than (i) the right to receive such Rollover Shares and Rollover Options upon return of the Contribution Shares and Exchange Options and (ii) the right to have expenses reimbursed pursuant to Section 15 hereof and (y) GEI shall have no claim against the Company other than the right to receive the GEI Cash upon return of the GEI Common Shares, GEI Junior Preferred Shares and GEI Senior Preferred Shares.

      1.4 CONDITIONS TO CLOSING. The Closing of the Contribution, Exchange and GEI Contribution shall be subject to the following conditions, unless waived in writing by the Company and Investor (in the case of Sections 1.4(a), (b), (c), (h), (i) and (j)) or by the Company (in the case of Sections 1.4(d) and (e)) or by Investor and GEI (in the case of Section 1.4(f) and (g)):

            (a) NO LAW OR ORDER. No supranational, federal, state, local or foreign law, rule, regulation, judgment, code, ruling, statute, order, decree, injunction, ordinance or other legal requirement (including any arbitral decision or award) ("Law") shall have been enacted, entered, issued or promulgated (and remain in effect) by any supranational, federal, state, local or foreign government, court, administrative agency or commission or other governmental or regulatory authority or instrumentality ("Governmental Entity") which prohibits or materially restricts the consummation of the transactions contemplated hereby.

            (b) WAITING PERIODS; NO LEGAL PROCEEDINGS. Any applicable waiting periods or consents under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), relating to the Merger and/or the acquisition by Investor and/or GEI of Common Shares, Junior Preferred Shares or Senior Preferred Shares pursuant to this Agreement or upon exercise of the Exchange Options, as applicable, shall have expired, been terminated or been granted, as applicable and no Governmental Entity (as defined in the Merger Agreement) shall have notified any party to this Agreement that it intends to commence proceedings to restrain or prohibit the transactions contemplated hereby or force rescission, unless such Governmental Entity shall have withdrawn such notice and abandoned any such proceedings prior to the time which otherwise would have been the Closing date.

            (c) MERGER AGREEMENT CONDITIONS. The conditions to the Merger Agreement shall have been satisfied or waived and the parties to the Merger Agreement shall have represented that they intend to consummate the Merger immediately following consummation of the Contribution, Exchange and GEI Contribution.

            (d) REPRESENTATIONS AND WARRANTIES OF INVESTOR. All representations and warranties in this Agreement by Investor shall be true and correct in all material respects on the date when made and on and as of the Closing date with the same effect as if made on and as of the Closing date.

            (e) COVENANTS AND AGREEMENTS OF INVESTOR. Investor shall have performed or complied in all material respects with all covenants and conditions contained in this Agreement or in any agreement, certificate or instrument to be executed pursuant hereto which are required to be performed or complied with at or prior to the Closing.

            (f) REPRESENTATIONS AND WARRANTIES OF THE COMPANY. All representations and warranties in this Agreement by the Company shall be true and correct in all material respects on the date when made and on and as of the Closing date with the same effect as if made on and as of the Closing date.

            (g) COVENANTS AND AGREEMENTS OF THE COMPANY. The Company shall have performed or complied in all material respects with all covenants and conditions contained in this Agreement or in any agreement, certificate or instrument to be executed pursuant hereto which are required to be performed or complied with at or prior to the Closing.

            (h) STOCKHOLDERS AGREEMENT. Investor and the other parties to the Stockholders Agreement shall have executed and delivered the Stockholders Agreement to the Company.

            (i) REPRESENTATIONS AND WARRANTIES OF GEI. All representations and warranties in this Agreement by GEI shall be true and correct in all material respects on the date when made and on and as of the Closing date with the same effect as if made on and as of the Closing date.

            (j) COVENANTS AND AGREEMENTS OF GEI. GEI shall have performed or complied in all material respects with all covenants and conditions contained in this Agreement or in any agreement, certificate or instrument to be executed pursuant hereto which are required to be performed or complied with at or prior to the Closing.

      1.5   COMPANY DELIVERIES.

            (a) At the Closing, the Company shall deliver to Investor the following:

                  (i) stock certificates representing the Common Shares and Junior Preferred Shares to be received by Investor;

                  (ii) an Option Agreement with respect to the Exchange Options to be received by Investor; and

                  (iii) a certificate of the Company confirming the fulfillment of the conditions set forth in Sections 1.4(f) and (g).

            (b) At the Closing, the Company shall deliver to GEI the following:

                  (i) stock certificates for the GEI Common Shares, GEI Junior Preferred Shares and GEI Senior Preferred Shares; and

                  (ii) a certificate of the Company confirming the fulfillment of the conditions set forth in Sections 1.4(f) and (g).

      1.6 INVESTOR DELIVERIES. At the Closing, Investor shall deliver to the Company the following:

            (a) certificate(s) evidencing the Rollover Shares, endorsed in blank (or together with duly executed stock powers in form and substance reasonably satisfactory to the Company);

            (b) option agreement(s) evidencing the Rollover Options and any other documents reasonably requested by the Company with respect to the Rollover Options and the Exchange Options;

            (c) a copy of the Stockholders Agreement, duly executed by Investor; and

            (d) a certificate of Investor confirming the fulfillment of the conditions set forth in Sections 1.4(d) and (e).

      1.7     GEI DELIVERIES.  At the Closing, GEI shall deliver to the Company:

            (a) $219,021,000 by wire transfer of immediately available funds (plus such additional amount as GEI may determine as contemplated by Section 1.1(c) hereof; and

            (b)   a copy of the Stockholders Agreement, duly executed by GEI.

      2. REPRESENTATIONS AND WARRANTIES OF THE COMPANY. The Company hereby represents and warrants to Investor and GEI as follows:

      2.1 ORGANIZATIONAL MATTERS. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, having full corporate power and authority to own its properties and to carry on its business as conducted. The Company has made available to Investor true and correct copies of the Certificate of Incorporation and By-laws of the Company as in effect on the date hereof. Since its formation, the Company has conducted no business or operations other than the negotiation, execution and delivery of the Merger Agreement and the Ancillary Documents (as defined in the Merger Agreement) and the consummation of the transactions contemplated hereby and thereby and actions incident thereto.

      2.2 AUTHORITY. The Company has the requisite corporate power and authority to enter into and deliver this Agreement, perform its obligations herein, and consummate the transactions contemplated hereby. The Company has duly executed and delivered this Agreement. This Agreement is a valid, legal and binding obligation of the Company enforceable against the Company in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors' rights generally and subject to general principles of equity (regardless of whether such enforcement is considered in a proceeding at law or at equity).

      2.3 SHARES DULY AUTHORIZED. All of the Common Shares, Junior Preferred Shares and Senior Preferred Shares to be issued to Investor and GEI pursuant to this Agreement, when issued and delivered in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and shall be free and clear of all Liens (as defined in Section 3.1(b)), other than Liens created pursuant to the Stockholders Agreement. All of the Exchange Options to be issued to Investor pursuant to this Agreement, when issued and delivered in accordance with the terms of this Agreement, will be duly authorized. All of the Junior Preferred Shares issuable upon exercise of the Exchange Options, will upon payment of the exercise price therefore, be duly authorized, validly issued, fully paid and non-assessable and shall be free and clear of all Liens (as defined in Section 3.1(b)), other than Liens created pursuant to the Stockholders Agreement.

      2.4 GOVERNMENTAL AUTHORIZATION. The execution, delivery and performance by the Company of this Agreement, and the consummation by the Company of the transactions contemplated hereby will not require any consent, approval, action, order, authorization, or permit of, or registration or filing with, any Governmental Entity (as defined in the Merger Agreement), other than (a) compliance with any applicable requirements of the HSR Act; (b) compliance with any applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the "Exchange Act"); (c) such as may be required under any applicable state securities or Blue Sky Laws; and (d) other consents, approvals, actions, orders, authorizations, registrations, declarations, filings and permits which, if not obtained or made, would not have a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement.

      2.5 NON-CONTRAVENTION. The execution, delivery and performance the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not (a) contravene or conflict with the Company's Certificate of Incorporation or By-laws, (b) assuming compliance with the matters referred to in Section 2.4, contravene or conflict with or constitute a violation of any provision of any law binding upon or applicable to the Company or by which any of its properties is bound or affected, (c) constitute a default under (or an event that with notice or lapse of time or both could reasonably be expected to become a default) or give rise (with or without notice or lapse of time or both) to a right of termination, amendment, cancellation or acceleration under any agreement, contract, note, bond, mortgage, indenture, lease, franchise, permit or other similar authorization or joint venture, limited liability or partnership agreement or other instrument binding upon the Company, other than, in the case of clauses
(b) and (c) any items that have not had, and would not be reasonably expected to have, individually or in the aggregate, a material adverse effect on the ability of the Company to consummate the transactions contemplated by this Agreement.

      2.6 NO GENERAL SOLICITATION. The Company has not conducted any general solicitation or general advertisement in connection with the Contribution, the Exchange, the GEI Contribution or an investment in the Company by any person.

      2.7 CAPITALIZATION. After giving effect to the Contribution, the GEI Contribution and the Exchange, respectively, (a) there will be 64,000,000 Common Shares outstanding on a fully-diluted basis, and (b) GEI and its affiliates (together with the Equity Participants, as applicable) will own, in the aggregate, (i) 32,000,000 Common Shares; (ii) Junior Preferred Shares with an aggregate original liquidation preference equal to the sum of (A) the aggregate liquidation preference of the Junior Preferred Shares acquired by Investor at the Closing pursuant to this Agreement plus (B) an amount equal to the product of (x) the aggregate number of Junior Preferred Shares issuable upon exercise of the Exchange Options multiplied by (y) the amount of the original liquidation preference per Junior Preferred Share minus the original Exchange Option exercise price per share specified on SCHEDULE 1; and (iii) all of the outstanding Senior Preferred Shares.

      2.8 ACCURACY OF INFORMATION. As of the date hereof and as of the Closing, the representations and warranties of the Company contained herein and all information provided by the Company to the Investor and GEI concerning the Company prior to the effective time of the Merger do not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. If there should be any material changes in such information prior to the Company issuing the Contribution Shares or Exchange Options, the Company will promptly provide Investor and GEI with such information, provided that the Company makes no representations about information in public documents filed by Hollywood.

      3.    REPRESENTATIONS AND WARRANTIES OF INVESTOR AND GEI.

      3.1 Representations and Warranties of Investor. Investor hereby represents and warrants to the Company and GEI as follows.

            (a) Capacity. Investor, if a natural person, is of legal age, competent to enter into a contractual obligation, and a citizen of the United States of America. The principal place of business or principal residence of Investor is as shown on the signature page of this Agreement.

            (b)   Ownership of the Rollover Shares and Rollover Options.
                  Except as set forth in SCHEDULE 1 hereto, Investor is the sole record and beneficial owner of the Rollover Shares and Rollover Options set forth in Schedule 1 hereto, free and clear of any claim, lien, security interest, mortgage, deed of trust, pledge, charge, conditional sale or other title retention agreement, lease, preemptive right, right of first refusal, option, restriction, tenancy, easement, license or other encumbrance of any kind ("Liens") other than Liens created by or under (i) this Agreement, (ii) the Voting Agreement, dated as of the date hereof, between Investor and the Company (the "Voting Agreement") and (iii) the Security Agreement, dated as of July 15, 2003 (the "Security Agreement") by and between Investor and Zions First National Bank ("Lender") relating to a loan by Lender to Boards Video Company, LLC (the "Loan"). Prior to the Closing, Investor shall take such steps as may be necessary so that, as of the Closing Date, Investor shall be the sole record and beneficial owner of the Rollover Shares and Rollover Options set forth in
                  Schedule 1 hereto, free and clear of all Liens other than Liens created by or under this Agreement and the Voting Agreement. Neither Investor nor any of its affiliates is a party to, or bound by, any contract, arrangement, agreement, instrument or order (other than this Agreement, the Voting Agreement, and the Security Agreement) (i) relating to the issuance, sale, repurchase, assignment, or other transfer of any capital stock or equity securities of Hollywood (including securities convertible into or exchangeable for such capital stock or equity securities, warrants, subscriptions, options and other rights to acquire such capital stock or equity securities) or the granting of preemptive rights in connection with any such issuance or sale, (ii) relating to the receipt of dividends, proxy rights, or voting rights of any capital stock or other equity securities of Hollywood, or (iii) relating to rights to registration under the Securities Act or the Exchange Act of any capital stock or equity securities of Hollywood.

            (c) AUTHORITY. Investor has the requisite power and authority to deliver this Agreement, perform Investor's obligations herein, and consummate the transactions contemplated hereby. Investor has duly executed and delivered this Agreement. This Agreement is a valid, legal and binding obligation of Investor enforceable against Investor in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors rights generally and subject to general principles of equity (regardless of whether such enforcement is considered in a proceeding at law or at equity).

            (d) Investor Intent. Except as otherwise contemplated by Section 5(b) hereof, Investor is acquiring the Common Shares, the Junior Preferred Shares, the Exchange Options and, upon exercise of the Exchange Options, the Junior Preferred Shares issuable pursuant thereto, for Investor's own account as principal, for investment purposes only, not for any other person or entity and not for the purpose of resale or distribution. Investor is not subscribing for the Common Shares, the Junior Preferred Shares or the Exchange Options in a fiduciary capacity.

            (e)   FINANCIAL STATUS.

                  (i) Investor is an Accredited Investor (as defined in Rule 501(a)(3), (5), (6), (7) or (8) of Regulation D
                        promulgated under the Securities Act).

                  (ii) Investor is able to bear the economic risk of an investment in the Contribution Shares, the Exchange Options and the Junior Preferred Shares issuable upon exercise of the Exchange Options for an indefinite period of time, has adequate means of providing for his or her current financial needs and personal contingencies, has no need for liquidity in the investment in the Contribution Shares, the Exchange Options or the Junior Preferred Shares issuable upon exercise of the Exchange Options, understands that Investor may not be able to liquidate his or her investment in the Company in an emergency, if at all, and can afford a complete loss of such investment.

                  (iii) Investor has delivered to the Company an executed
                        Investment Qualification Questionnaire in the form attached hereto. The information contained therein is complete and accurate in all material respects.

            (f) NO GENERAL SOLICITATION. Investor has received no general solicitation or general advertisement in connection with the Contribution or Exchange or an investment in the Company. Investor has received no other representations or warranties from the Company or any other person acting on behalf of the Company, other than those contained in this Agreement.

            (g) NO RELIANCE. Investor did not look to, or rely in any manner upon, the Company, Hollywood or any of their respective affiliates, directors, officers, employees or representatives for advice about tax, financial or legal consequences of a purchase of or investment in the Contribution Shares, the Exchange Options or the Junior Preferred Shares issuable upon exercise of the Exchange Options, and none of the Company, Hollywood or any of their respective affiliates, directors, officers, employees or representatives has made or is making any representations to Investor about, or guaranties of, tax, financial or legal outcomes of a purchase of or an investment in the Contribution Shares, the Exchange Options or the Junior Preferred Shares issuable upon exercise of the Exchange Options.

            (h) OWNERSHIP OF HOLLYWOOD COMMON SHARES AND RELATED MATTERS. Investor owns, and at all times from the date hereof through the Closing Investor shall own, no more than 12% of the Hollywood Common Shares on a fully diluted basis, assuming the exercise of all options owned by Investor to acquire Hollywood Common Shares (without regard to the exercise price under such options or whether such options are currently vested or exercisable). Investor will not enter into any agreement or arrangement with other holders of Hollywood Common Shares (or options to acquire Hollywood Common Shares) that would cause any of the other transactions contemplated hereby or by the Merger Agreement to constitute (a) a control share acquisition under Sections 60.801 through 60.816 of the OBCA (as defined in the Merger Agreement) or any applicable Takeover Statute (as defined in the Merger Agreement) or
                  (b) a prohibited business combination under Section 60.835 of the OBCA or any applicable Takeover Statute.

      3.2 REPRESENTATIONS AND WARRANTIES OF GEI. GEI hereby represents and warrants to the Company and Investor as follows:

            (a) AUTHORITY. GEI has the requisite power and authority to deliver this Agreement, perform GEI's obligations herein, and consummate the transactions contemplated hereby. GEI has duly executed and delivered this Agreement and has obtained the necessary authorization to execute and deliver this Agreement and to perform GEI's obligations herein and to consummate the transactions contemplated hereby. This Agreement is a valid, legal and binding obligation of GEI enforceable against GEI in accordance with its terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors; rights generally and subject to general principles of equity (regardless of whether such enforcement is considered in a proceeding at law or at equity).

            (b) GEI INTENT. Except as contemplated by Section 1.1(c), GEI is acquiring the GEI Common Shares, GEI Junior Preferred Shares and GEI Senior Preferred Shares for GEI's own account, for investment purposes only, not for any other person or entity and not for the purpose of resale or distribution.

            (c) NO GENERAL SOLICITATION. GEI has received no general solicitation or general advertisement in connection with the GEI Contribution or an investment in the Company. GEI has received no other representations or warranties from the Company or any other person acting on behalf of the Company, other than those contained in this Agreement.

            (d) ACCREDITED INVESTOR. GEI is an Accredited Investor (as defined in Rule 501(a)(3), (5), (6), (7) or (8) of Regulation D
                  promulgated under the Securities Act).

            (e) INVESTMENT COMPANY. GEI is not an Investment Company required to be registered under the Investment Company Act of 1940, as amended, and, upon consummation of the GEI Contribution, the Company will not be a company controlled by an Investment Company required to be registered under such Act.

      4. AGREEMENTS AND ACKNOWLEDGEMENTS OF INVESTOR AND GEI. Each of Investor and GEI hereby agree and acknowledge, each with respect to itself only and not with respect to the other, to the Company as follows:

      4.1 NO REGISTRATION. It understands and agrees that the Contribution Shares, the Exchange Options and the Junior Preferred Shares issuable upon exercise of the Exchange Options, the GEI Common Shares, the GEI Junior Preferred Shares and the GEI Senior Preferred Shares, as applicable, are being, or will be, acquired in a transaction not involving any public offering within the meaning of the Securities Act, in reliance on an exemption therefrom. It understands that the Contribution Shares, the Exchange Options and the Junior Preferred Shares issuable upon exercise of the Exchange Options, the GEI Common Shares, the GEI Junior Preferred Shares and the GEI Senior Preferred Shares, as applicable, have not been, and will not be, approved or disapproved by the Securities and Exchange Commission or by any other federal or state agency, and that no such agency has passed on the accuracy or adequacy of disclosures made to it by the Company. No federal or state governmental agency has passed on or made any recommendation or endorsement of the Contribution Shares, the Exchange Options, the Junior Preferred Shares issuable upon exercise of the Exchange Options, the GEI Common Shares, the GEI Junior Preferred Shares and the GEI Senior Preferred Shares, as applicable, or an investment in the Company.

      4.2 LIMITATIONS ON DISPOSITION AND RESALE. It understands and acknowledges that the Contribution Shares, the Exchange Options and the Junior Preferred Shares issuable upon exercise of the Exchange Options, the GEI Common Shares, the GEI Junior Preferred Shares and the GEI Senior Preferred Shares, as applicable, have not been and will not be registered under the Securities Act or the securities laws of any state and, unless the Contribution Shares, the Exchange Options and/or the Junior Preferred Shares issuable upon exercise of the Exchange Options, the GEI Common Shares, the GEI Junior Preferred Shares and the GEI Senior Preferred Shares, as applicable, are so registered, they may not be offered, sold, transferred or otherwise disposed of except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and any applicable securities laws of any state or foreign jurisdiction. It understands that it may not be possible to liquidate its investment in the Company and agrees not to sell, transfer or otherwise dispose of the Contribution Shares, the Exchange Options or the Junior Preferred Shares issuable upon exercise of the Exchange Options, the GEI Common Shares, the GEI Junior Preferred Shares and the GEI Senior Preferred Shares, as applicable, unless such Contribution Shares, the Exchange Options or the Junior Preferred Shares issuable upon exercise of the Exchange Options, GEI Common Shares, GEI Junior Preferred Shares or GEI Senior Preferred Shares, as applicable, have been so registered or an exemption from the requirement of registration is available under the Securities Act and any applicable state securities laws. It further acknowledges and agrees that the ability to dispose of the Contribution Shares, the Exchange Options or the Junior Preferred Shares issuable upon exercise of the Exchange Options, the GEI Common Shares, the GEI Junior Preferred Shares and the GEI Senior Preferred Shares, as applicable, will be subject to restrictions contained in the Stockholders Agreement. It recognizes that there will not be any public trading market for the Common Shares, Junior Preferred Shares or Senior Preferred Shares and, as a result, it may be unable to sell or dispose of its interests in the Company. It further acknowledges and agrees that, except as may be set forth in the Stockholders Agreement, the Company shall have no obligation to register the Contribution Shares, the Exchange Options or the Junior Preferred Shares issuable upon exercise of the Exchange Options, the GEI Common Shares, the GEI Junior Preferred Shares or the GEI Senior Preferred Shares, as applicable.


      4.3 LEGEND. (a) Investor acknowledges and agrees that the Exchange Options received in the Exchange will bear the following legend (or one to substantially similar effect):

            "This option has not been registered under the U.S. Securities Act of 1933, as amended, (the "Securities Act"). The option has been acquired for investment and may not be sold, pledged or hypothecated in the United States in the absence of an effective registration statement for the option under the Securities Act or an exemption thereunder. This option is subject to restrictions contained in an Option Agreement, dated as of _________, 2004. The Option Agreement contains, among other things, certain provisions relating to the transfer of this option. The shares issuable upon exercise of this option will be subject to restrictions contained in a Stockholders Agreement, dated as of ________, 2004. The Stockholders Agreement contains, among other things, certain provisions relating to the transfer and voting of the shares issuable upon exercise of this option. No transfer, sale, assignment, pledge hypothecation or other disposition of this option or the shares issuable upon exercise hereof, directly or indirectly, may be made except in accordance with the provisions of such Option Agreement and/or such Stockholders Agreement. The holder of this option, by acceptance hereof, agrees to be bound by all of the provisions of such Option Agreement and such Stockholders Agreement applicable to this option and the shares issuable upon exercise hereof."

           (b) It acknowledges and agrees that the Common Shares, Junior Preferred Shares and Senior Preferred Shares received in the Contribution and the GEI Contribution and any Junior Preferred Shares received upon exercise of the Exchange Options represented by physical certificates will bear the following legend (or one to substantially similar effect):

            "The shares represented by this certificate (the "Shares") have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"). The Shares have been acquired for investment and may not be sold, pledged or hypothecated in the United States in the absence of an effective registration statement for the Shares under the Securities Act or an exemption thereunder. The Shares are subject to restrictions contained in a Stockholders Agreement, dated as of _________, 2004. The Stockholders Agreement contains, among other things, certain provisions relating to the transfer of the Shares. No transfer, sale, assignment, pledge hypothecation or other disposition of the Shares, directly or indirectly, may be made except in accordance with the provisions of such Stockholders Agreement. The holder of this certificate, by acceptance of this certificate, agrees to be bound by all of the provisions of such Stockholders Agreement applicable to the Shares."

      4.4 NEWLY FORMED ENTITY. It recognizes that the Company was only recently formed and, accordingly, has no financial or operating history and that the investment in the Company is extremely speculative and involves a high degree of risk.

      4.5 INFORMATION REGARDING THE COMPANY. It acknowledges that (a) the Company has made available, a reasonable time prior to the date of this Agreement, information concerning the Company sufficient for it to make an informed decision regarding an investment in the Company and an opportunity to ask questions and receive answers concerning the Common Shares, the Junior Preferred Shares, the Senior Preferred Shares and Exchange Options; (b) the Company has made available, a reasonable time prior to the date of this Agreement, the opportunity to obtain any additional information that the Company possesses or can acquire without unreasonable effort or expense deemed necessary by Investor or GEI to verify the accuracy of the information provided, and has received all such additional information requested; and (c) except for information contained in documents filed by Hollywood with the Securities and Exchange Commission prior to the date hereof and information provided by the Company to Investor and GEI contained, or described, in EXHIBIT A through EXHIBIT E, inclusive, to this Agreement, it has not relied on the Company, Hollywood or any of their respective affiliates, officers, employees or representatives in connection with its investigation or the accuracy of the information provided or in making any investment decision. It further acknowledges and agrees that the capital structure of the Company, and the terms of the Junior Preferred Shares and Senior Preferred Shares, immediately following the Merger shall be substantially as described in EXHIBIT A through EXHIBIT E, inclusive, to this Agreement.

      4.6 MANAGEMENT SERVICES AGREEMENT. Investor acknowledges and agrees that Leonard Green & Partners, L.P. ("LGP") and the Equity Participants, or their affiliates, shall be entitled to receive annual management fees and other fees from the Company and its subsidiaries pursuant to management services agreements substantially in the form previously provided to Investor.

      5.    IRREVOCABLE SUBSCRIPTION AND CANCELLATION.

            (a) Each of Investor, GEI and the Company understands that this subscription is irrevocable, except as expressly provided herein or otherwise provided in any applicable federal or state law governing this Agreement and the transactions contemplated herein.

            (b) Notwithstanding any provision of this Agreement to the Contrary, Investor shall, no later than the 12 month anniversary of the Merger, Transfer (as defined below), or arrange for the Transfer of, 10% of the Common Shares to be acquired by Investor pursuant to this Agreement (constituting 5% of the Common Shares outstanding on a fully-diluted basis as of immediately prior to the effective time of the Merger after giving effect to the Contribution and the GEI Contribution) to certain members of senior management of Hollywood (each a "Management Participant") or such greater number of Common Shares as Investor determines in his sole discretion, and in connection with any such transfer, Investor may Transfer Junior Preferred Shares acquired by Investor pursuant to this Agreement; PROVIDED, that (i) the terms of such Transfer and the identity of such Management Participants shall be reasonably acceptable to GEI and the Company; (ii) prior to, and as a condition of, receipt of such Common Shares each such Management Participant shall have executed and delivered the Stockholders Agreement to GEI and the Company; and (iii) such Transfer occurs in a private placement exempt from the registration requirements of the Securities Act and shall not, alone or together with any other such Transfer, require the Company to register (or result in the Company being required to register) any securities pursuant to the Securities Act. For purposes of this Agreement, "Transfer" shall mean (a) a sale of Common Shares by Investor to the Company followed immediately thereafter by a sale of the same number of shares by the Company to a Management Participant at the same price per share paid by the Company to the Investor (such price to be determined by Investor and the Management Participant, so long as such price does not have an adverse tax or accounting impact on the Company), (b) a sale of Common Shares by Investor directly to a Management Participant pursuant to a Separate Agreement (as defined in the Stockholders Agreement), (c) an arrangement between a Management Participant and the Company pursuant to which such Management Participant contributes cash to the Company in exchange for Common Shares on terms and conditions substantially similar to the terms and conditions of this Agreement (with such changes as may be appropriate in the event any such Management Participant is not an "accredited investor"), (d) an arrangement between a Management Participant and the Company pursuant to which such Management Participant contributes Hollywood Common Shares to the Company in exchange for Common Shares, or (e) such other transactions as the Company and Investor mutually agree, after good faith discussion, achieve the purposes of this
Section 5(b) and minimize any adverse tax and accounting implications for the Company and Investor, in the case of each of clauses (a), (b), (c), (d) and (e) above, including a similar arrangement with respect to any Junior Preferred Shares (if any) to be transferred. To the extent such Transfers are effected pursuant to a transaction described in clause (c) or (d) of the immediately preceding sentence prior to consummation of the Merger, SCHEDULE 1 to this Agreement shall be deemed modified as follows: (i) the number of Rollover Shares shall be reduced by an amount equal to the sum of (x) the aggregate amount of cash contributed to the Company by the Management Participants divided by the merger consideration to be paid per Hollywood Common Share pursuant to the Merger Agreement and (y) the number of Hollywood Common Shares contributed to the Company by the Management Participants in transactions described in clause
(d) above, (ii) the number of Common Shares constituting Contribution Shares shall be reduced by an amount equal to the sum of (x) one share for each $0.3125 contributed to the Company by the Management Participants and (y) the number of Common Shares issued to the Management Participants in transactions described in clause (d) above, and (iii) the number of Junior Preferred Shares constituting Contribution Shares shall be reduced by an amount equal to the sum of (x) one Junior Preferred Share for each $1,000 contributed to the Company by the Management Participants in transactions described in clause (c) above in exchange for Junior Preferred Shares and (y) (A) the total number of Common Shares contributed to the Company by the Management Participants in transactions described in clause (d) above in exchange of Junior Preferred Shares, multiplied by the merger consideration to be paid per Hollywood Common Share pursuant to the Merger Agreement and divided by $1,000. The Company shall not take any action that would cause any Transfer not to constitute a private placement exempt from the registration requirements of the Securities Act.

      6. CERTIFICATE OF INCORPORATION AND BY-LAWS. Between the date hereof and the Closing, the Company, Investor and GEI shall cooperate with one another to identify any changes to be made to the Certificate of Incorporation or By-laws of the Company that are necessary or desirable to effectuate the terms of this Agreement and the Stockholders Agreement and, to the extent the parties mutually agree to make any such changes, GEI shall adopt such changes in its capacity as sole stockholder of the Corporation prior to the Closing.

      7. GAMECRAZY. Subject to the mutual agreement of each of Investor and GEI, Investor and GEI shall use their commercially reasonable best efforts to cause the following to occur at or substantially concurrent with the effective time of the Merger, (a) a contribution by Hollywood of all or substantially all of the assets and operations utilized in the conduct of the business currently known as GameCrazy to a newly-formed, wholly owned direct or indirect subsidiary of the Company ("Newco"), (b) the assumption by Newco of all liabilities and obligations of the Company and its Subsidiaries relating to or arising from the business currently known as GameCrazy, (c) the distribution, by way of dividend, of all of the common stock of Newco to the holders of the Common Shares on a pro rata basis and the distribution, by way of dividend, of all of the senior preferred stock of Newco to the holders of the Senior Preferred Shares on a pro rata basis (collectively, the "Distribution"), and (d) Newco's entry into (i) a lease with Hollywood which will contain such payment terms as shall be reasonably satisfactory to Investor and GEI and which will provide that, upon a change of control of Newco, the lease payment terms will adjust to the same rent paid by the applicable video store at the time of the change of control and (ii) certain other arms-length agreements with Hollywood relating to the conduct of Newco's business; PROVIDED, that (A) the terms and conditions of all documents relating to, and the tax and accounting treatment of, all such transactions shall be reasonably satisfactory to Investor and GEI, (B) the capital structure of Newco immediately prior to the distribution shall consist of shares of common stock with terms and conditions identical to the Common Shares (50% of which shall be distributed to Investor in the Distribution and 50% of which shall be distributed to GEI (and the Equity Participants, if applicable) in the Distribution) and $26,000,000 original liquidation preference of senior preferred stock (all of which shall be distributed to GEI (and the Equity Participants, if applicable) which shall have terms and conditions identical to the Senior Preferred Shares, (C) Newco shall have such indebtedness as is agreed to by Investor and GEI (it being understood that Newco shall have a borrowing facility), (D) immediately following the distribution, GEI (or an Affiliate) shall contribute $25,000,000 in cash to Newco in exchange for additional shares of Newco senior preferred stock identical to the senior preferred stock described in clause (B), and (E) all recipients of capital stock of Newco in the distribution shall enter into a stockholders agreement with conditions substantially identical to the terms and conditions of the final Stockholders Agreement, with such adjustments as are appropriate for the size of Newco's business.

      8. ATTORNEYS' FEES. In the event of any litigation or other legal proceeding involving the interpretation of this Agreement or enforcement of the rights or obligations of the parties hereto, the prevailing party or parties shall be entitled to recover reasonable attorneys' fees and costs as determined by a court or other adjudicator.

      9. GOVERNING LAW. This Agreement is governed by and shall be construed in accordance with the law of the State of Delaware applicable to contracts made and to be performed entirely in such state. If any provision of this Agreement or the application thereof to any person or circumstance is held invalid or unenforceable to any extent, the remainder of this Agreement and the application of that provision to other persons or circumstances shall not be affected thereby, and that provision shall be enforced to the greatest extent permitted by law. Each party agrees and consents to the exclusive jurisdiction of the Chancery Court of the State of Delaware, County of New Castle or, if such court does not have jurisdiction over the subject matter of such proceeding or if such jurisdiction is not available, the United States District Court for the District of Delaware, for the purposes of any action, suit or proceeding arising out of or relating to this Agreement, and hereby waives, and agrees not to assert, as a defense in any action, suit or proceeding relating hereto, that it is not subject to such jurisdiction or that such action, suit or proceeding may not be brought or is not maintainable in such courts. Each party irrevocably consents to personal jurisdiction, service and venue in any such court.

      10. ASSIGNMENT. Subject to Section 5(b), Investor shall have neither the right nor the power to assign or delegate any provision of this Agreement except with the prior written consent of the Company (which may be withheld in the Company's sole discretion); PROVIDED, that Investor may assign its rights and obligations under this Agreement to (i) any corporation or other entity at least fifty-one percent (51%) of the equity securities of which are owned, beneficially and of record by Investor and over which Investor has the sole right to elect or appoint at least a majority of the members of the board of directors or persons performing similar functions or (iii) any trust, partnership, limited liability company or other entity established for the benefit of Investor and/or members of Investor's immediate family, provided that Investor and/or his current spouse are the only trustees of (or are the only individuals having similar controlling positions with respect to) such trust or other entity. Subject to the right of GEI to assign its rights hereunder to Management Participants as contemplated by Section 1.1(c) hereof, GEI shall have neither the right nor the power to assign or delegate any right or obligation pursuant to this Agreement; PROVIDED, HOWEVER, GEI may assign its rights and obligations pursuant to this Agreement to any affiliate of LGP. Except as provided in the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties' respective successors, assigns, executors and administrators.

      11. COUNTERPARTS. This Agreement may be executed in separate counterparts, each of which shall be deemed an original and all of which shall constitute one and the same document. This Agreement may be executed by facsimile signature by any party hereto and such signature shall be deemed binding for all purposes hereof, without delivery of an original signature being thereafter required.

      12. ENTIRE AGREEMENT. This Agreement, together with the Option Agreement and the Stockholders Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and may be amended only in a writing executed by the party to be bound thereby.

      13. TERMINATION OF AGREEMENT. This Agreement may be terminated: (i) by the mutual written consent of the parties hereto or (ii) by any party if the Merger Agreement is terminated for any reason whatsoever.

      14. FURTHER ASSURANCES. Subject to the terms and conditions provided herein, each party hereto agrees to use all commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable, whether under applicable laws and regulations or otherwise, in order to consummate and make effective the transactions contemplated by this Agreement.

      15. HSR ACT. Subject to the terms and conditions hereof, each party shall take all reasonable action necessary to file as soon as practicable notifications under the HSR Act and to respond as promptly as practicable to any inquiries from the Federal Trade Commission ("FTC") and the Antitrust Division of the Department of Justice ("DOJ") for additional information or documentation and to respond as promptly as practicable to all inquiries and requests received from any state attorney general or other Governmental Entity in connection with antitrust matters related to the Merger and/or the acquisition by Investor of Common Shares or Junior Preferred Shares pursuant to this Agreement or upon exercise of the Exchange Options. Investor and the Company shall have the right to review in advance, and to the extent reasonably practicable each will consult the other on, all the information relating to the other, that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Merger and the transactions contemplated by this Agreement. Notwithstanding any provision of this Section 15, nothing in this Agreement shall be deemed to require the Company to waive any condition contained in the Merger Agreement, including Section 9.3(b) thereof. In the event that the Merger is not consummated for any reason other than a breach of this Agreement or the Voting Agreement by Investor, the Company shall reimburse Investor for any filing fees paid by Investor to the FTC or DOJ in connection with filings made by Investor pursuant to the HSR Act.

      16. OTHER EXPENSES. The Company shall pay to, or on behalf of, Investor, promptly when billed following consummation of the merger, all reasonable, documented, out-of-pocket expenses incurred by Investor in connection with the Contribution and Exchange under this Agreement.

      17. EQUITY PARTICIPANTS. In the event that GEI assigns its rights to acquire GEI Common Shares, GEI Junior Preferred Shares or GEI Senior Preferred Shares to one or more Equity Participants as contemplated by Section 1.1(c) of this Agreement, Investor, GEI and the Company shall negotiate in good faith to make such changes to (a) the Stockholders Agreement to reflect the ownership of Common Shares, Junior Preferred Shares or Senior Preferred Shares by such Equity Participants; PROVIDED, that no such changes shall adversely affect Investor's rights thereunder or impose additional obligations on Investor (other than as are reasonably necessary to allow the Equity Participants to participate in such rights and obligations of GEI under the Stockholders Agreement) and (b) the form of management services agreement previously provided to Investor; PROVIDED, in the case of this clause (b) that no such changes shall increase the aggregate Structuring Fees or Annual Fees payable by the Company or the relationship of such Annual Fees to the Monitoring Fee payable to Investor pursuant to the Employment Agreement. For the avoidance of doubt, the parties agree that such changes to the Stockholders Agreement, to the extent that they relate to rights of the Equity Participants vis-a-vis the Investor and/or GEI (and/or among the Equity Participants) may include changes similar to the terms and provisions contained in the draft Stockholders Agreement provided to Investor on the morning of March 25, 2004. Each transfer to an Equity Participant will occur in a private placement exempt from the registration requirements of the Securities Act and shall not, alone or together with any other transfer(s), the Contribution and/or the Exchange, require the Company to register (or result in the Company being required to register) any securities pursuant to the Securities Act.


                      [The remainder of this page is blank]

      IN WITNESS WHEREOF, the parties have hereby executed this Option Exchange, Contribution and Subscription Agreement as of the date set forth above.

                                   CARSO HOLDINGS CORPORATION
                                   a Delaware corporation

                                   By: /s/ JOHN M. BAUMER
                                      -------------------------------------
                                      Name:  John M. Baumer
                                      Title: Vice President


                                   GREEN EQUITY INVESTORS IV, L.P.
                                   By: GEI Capital IV, LLC, its general partner


                                   By: /s/ JOHN G. DANHAKL
                                      -------------------------------------
                                      Name:  John G. Danhakl
                                      Title: Manager


                                   INDIVIDUAL INVESTOR

                                   Mark J. Wattles
                                   ----------------------------------------
                                   Name (Print or Type)

                                   /s/ MARK J. WATTLES
                                   ----------------------------------------
                                   Signature

                                   /s/ H.K. WATTLES
                                   ----------------------------------------
                                   Signature of Spouse


                                   ----------------------------------------
                                   (Street Address)


                                   ----------------------------------------
                                   (City and State)              (Zip Code)


                                   ----------------------------------------
                                   Telephone Number


                                   ----------------------------------------
                                   Social Security Number or
                                   Taxpayer Identification Number

                                   SCHEDULE 1
                                   ----------


--------------------- ------------------------ ---------------------------------
   ROLLOVER SHARES       AGGREGATE VALUE(1)        CONTRIBUTION SHARES
--------------------- ------------------------ ---------------------------------

     714,286(2)              $10,000,004         32,000,000 Common Shares
Hollywood Common
    Shares

--------------------- ------------------------ ---------------------------------

   2,423,314(3)              $33,926,396         33,927 Junior Preferred Shares
Hollywood Common
     Shares

--------------------- ------------------------ ---------------------------------



--------------------- ---------------- ----------------- -----------------------
                                                            ORIGINAL EXCHANGE
                      EXERCISE PRICE                      OPTION EXERCISE PRICE
 ROLLOVER OPTIONS      PER SHARE(4)     EXCHANGE OPTIONS    PRICE PER SHARE
--------------------- ---------------- ----------------- -----------------------

   1,847,946              $1.09             26,507                 $100

--------------------- ---------------- ----------------- -----------------------



--------------------------

(1)   Value to be based on Merger Consideration per Hollywood Common Share.

(2) All Rollover Shares are held of record by the Investor, except for 840,600 shares which are held jointly by Investor and his wife, of which Investor has sole beneficial ownership.

(3) All Rollover Shares are held of record by the Investor, except for 840,600 shares which are held jointly by Investor and his wife, of which Investor has sole beneficial ownership.

(4) The value of a Rollover Option equals difference between Merger Consideration per Hollywood Common Share and exercise price per Hollywood Common Share subject to the Rollover Option.


                                   Schedule-1

                                  EXHIBIT INDEX
                                  -------------


Investor Questionnaire

Exhibit A -    Form of Stockholders Agreement

Exhibit B -    Form of Option Agreement

Exhibit C -    Table of Sources and Uses of Funds

Exhibit D -    Term Sheets for Senior Preferred Stock and Junior Preferred Stock

Exhibit E -    Financing Commitments



                                 Exhibit Index

               CONFIDENTIAL INVESTMENT QUALIFICATION QUESTIONNAIRE

                           CARSO HOLDINGS CORPORATION
                     A Delaware Corporation (the "Company")

                              SPECIAL INSTRUCTIONS

      In order to establish the availability under federal and state securities laws of an exemption from registration or qualification requirements for your proposed investment in securities of the Company, you are required to represent and warrant, and by executing and delivering this questionnaire will be deemed to have represented and warranted, that the information stated herein is true, accurate and complete to the best of your knowledge and belief, and may be relied on by the Company. Further, by executing and delivering this questionnaire you agree to notify the Company and supply corrective information promptly if, prior to the consummation of your investment in the Company, any such information becomes inaccurate or incomplete.

1.    General Information:

      a.    Name(s) of prospective investor(s):

            --------------------------------------------------------------------

      b.    Address:

            --------------------------------------------------------------------

      c.    Telephone Number:

            --------------------------------------------------------------------

      d.    State where registered to vote:
            --------------------------------------------------------------------

      e.    Social Security Number:

            --------------------------------------------------------------------

      f.    Please state the subscriber's education and degrees earned:

            -------------------
                  DEGREE                    SCHOOL                     YEAR

            --------------  --------------------------------------  ----------
            --------------  --------------------------------------  ----------

      g.    Current occupation:

            Employer:

            --------------------------------------------------------------------

            Nature of Business:

            --------------------------------------------------------------------

            Position:

            --------------------------------------------------------------------


            Business Address:

            --------------------------------------------------------------------

            Telephone Number:

            --------------------------------------------------------------------



                             Investor Questionnaire

2.    Accredited Investor Status:

      Investor is (check one):

      [_] A natural person whose net worth (or joint net worth with my spouse) is in excess of $1,000,000 as of the date hereof.

      [_] A natural person whose income in the prior two years was, and whose income in the current year is reasonably expected to be in excess of $200,000 or whose joint income with my spouse in the prior two years was, and is reasonably expected to be in the current year in excess of $300,000.

3. Does the subscriber confirm that the foregoing statements are complete and accurate to the best of his or her knowledge and belief, and that he or she undertakes to notify the Company regarding any material change in the information set forth above prior to the Closing of subscriber's investment in the Company?

                                 Yes [   ] No [   ]




INDIVIDUAL(S) SIGN HERE:


-----------------------------------
(Signature)


-----------------------------------
(Print Name)


-----------------------------------
(Address)



Spouse of Subscriber:


-----------------------------------
(Signature)


-----------------------------------
(Print Name)



                             Investor Questionnaire

                                   EXHIBIT B



                                VOTING AGREEMENT

      Voting Agreement (this "Agreement"), dated as of March 28, 2004, by and among CARSO HOLDINGS CORPORATION, a Delaware corporation ("Parent"), and the Shareholder listed on the signature page hereto ("Shareholder").

      WHEREAS, simultaneously with the execution and delivery of this Agreement, Hollywood Entertainment Corporation, an Oregon corporation (the "Company"), Parent and Cosar Corporation, an Oregon corporation ("Acquiror"), are entering into an Agreement and Plan of Merger, dated as of the date hereof (the "Merger Agreement"), providing, among other things, for the merger of Acquiror with and into the Company, with the Company continuing as the surviving corporation and wholly owned subsidiary of Parent (the "Merger");

      WHEREAS, as of the date hereof, Shareholder is the Beneficial Owner (as defined below) of, and has the sole right to vote, that number of shares of common stock (the "Company Shares") of the Company set forth beside Shareholder's name on SCHEDULE A hereto; and

      WHEREAS, concurrently with the execution of the Merger Agreement, and as a condition to the willingness of Parent and Acquiror to enter into the Merger Agreement and incur the obligations set forth therein, Parent has required that Shareholder enter into this Agreement.

      NOW, THEREFORE, in consideration of the foregoing and the mutual representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

      Capitalized terms used but not defined in this Agreement are used in this Agreement with the meanings given to such terms in the Merger Agreement. In addition, for purposes of this Agreement:

      "Affiliate" means, with respect to any specified Person, any Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the Person specified. For purposes of this Agreement, with respect to Shareholder, "Affiliate" shall not include the Company and the Persons that directly, or indirectly through one or more intermediaries, are controlled by the Company. For the avoidance of doubt, no officer or director of the Company shall be deemed an Affiliate of another officer or director of the Company by virtue of his or her status as an officer or director of the Company.

      "Alternative Transaction" means (i) any transaction of the type described in clauses (a) through (d) of the definition of Acquisition Proposal contained in the Merger Agreement other than the transactions contemplated by the Merger Agreement and (ii) any other action, agreement or transaction that would reasonably be expected to hinder, delay, impede or frustrate the consummation of the transactions contemplated by the Merger Agreement.

      "Beneficially Owned" or "Beneficial Ownership" with respect to any securities means having beneficial ownership of such securities (as determined pursuant to Rule 13d-3 under the Exchange Act, disregarding the phrase "within 60 days" in paragraph (d)(1)(i) thereof), including pursuant to any agreement, arrangement or understanding, whether or not in writing. Without duplicative counting of the same securities, securities Beneficially Owned by a Person shall include securities Beneficially Owned by (i) all Affiliates of such Person, and
(ii) all other Persons with whom such Person would constitute a "Group" within the meaning of Section 13(d) of the Exchange Act and the rules promulgated thereunder.

      "Beneficial Owner" with respect to any securities means a Person that has Beneficial Ownership of such securities.

      "Option Agreement" means the Non-Qualified Stock Option Agreement, to be entered into in connection with the consummation of the Merger, between Parent and Mark J. Wattles.

      "Person" means an individual, corporation, limited liability company, partnership, association, trust or any other entity or organization, including any Governmental Entity (as defined in the Merger Agreement).

      "Stockholders Agreement" means the Stockholders Agreement, to be entered into in connection with the consummation of the Merger, among the stockholders of Carso Holdings Corporation.

      "Subject Shares" means, with respect to Shareholder, without duplication,
(i) Company Shares owned by Shareholder on the date hereof as described on Schedule A hereto, (ii) any additional Company Shares acquired by Shareholder or over which he acquires Beneficial Ownership, whether pursuant to existing stock option agreements or otherwise, (iii) any Equity Interests of any Person that Shareholder is or becomes entitled to receive by reason of being a holder of any of the Subject Shares, and (iv) any Equity Interests or other property into which any of such Subject Shares shall have been or shall be converted or changed, whether by amendment to the certificate of incorporation of the Company, merger, consolidation, reorganization, reclassification, capital change or otherwise.

      "Transfer" means, with respect to a security, the sale, transfer, pledge, hypothecation, encumbrance, assignment or disposition of such security or the Beneficial Ownership thereof, the offer to make such a sale, transfer or other disposition, and each option, agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing. As a verb, "Transfer" shall have a correlative meaning.

                                   ARTICLE II

                            COVENANTS OF SHAREHOLDER

      Section 2.1   AGREEMENT TO VOTE.

      (a) At any meeting of the shareholders of the Company held prior to the Expiration Date (as defined in Section 5.13), however called, and at every adjournment or postponement thereof prior to the Expiration Date, or in connection with any written consent of, or any other action by, the shareholders of the Company given or solicited prior to the Expiration Date, Shareholder shall vote, or provide a consent with respect to, all of the Subject Shares entitled to vote or to consent thereon (a) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby, and any actions required in furtherance thereof and (b) against any Alternative Transaction.

      (b) Shareholder shall not enter into any agreement with any Person prior to the Expiration Date directly or indirectly to vote, grant any proxy or give instructions with respect to the voting of, the Subject Shares.

      Section 2.2 REVOCATION OF PROXIES; COOPERATION. Shareholder agrees as follows:

      (a) Shareholder hereby represents and warrants that any proxies heretofore given in respect of the Subject Shares are not irrevocable, and Shareholder hereby revokes any and all prior proxies with respect to such Subject Shares. Prior to the Expiration Date, Shareholder shall not directly or indirectly grant any proxies or powers of attorney with respect to the matters set forth in Section 2.1, deposit any of the Subject Shares or enter into a voting agreement (other than this Agreement) with respect to any of the Subject Shares.

      (b) Shareholder will (a) use all reasonable efforts to cooperate with the Company and Acquiror in connection with the transactions contemplated by the Merger Agreement, (b) promptly take such actions as are necessary or appropriate to consummate such transactions, and (c) provide any information reasonably requested by the Company and Acquiror for any regulatory application or filing made or approval sought for such transactions.

      (c) Except as otherwise contemplated by the Option Exchange, Contribution and Subscription Agreement, dated as of the date hereof, by and among Shareholder, Green Equity Investors IV, L.P. and Parent (the "Contribution Agreement"), Shareholder will take all action necessary to permit the Subject Shares to be acquired in the Merger.

      Section 2.3   NO SOLICITATION.  Shareholder agrees that:

      (a) Shareholder shall not, and shall cause its Affiliates and its and their Representatives (as defined in the Merger Agreement) not to, directly or indirectly, (i) solicit, initiate or knowingly encourage any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (ii) participate or engage in discussions or negotiations with, or disclose or provide any non-public information relating to Shareholder, the Company or its Subsidiaries to, or afford access to any of the properties, books or records of Shareholder, the Company or its Subsidiaries to, any Person with respect to any Acquisition Proposal, (iii) approve, endorse, recommend or vote for (or consent to) any Acquisition Proposal or (iv) enter into any agreement or agreement in principle with any Person with respect to an Acquisition Proposal; provided, however, that prior to obtaining the Company Shareholder Approval, if (A) the Company is in compliance in all material respects with the Merger Agreement, including without limitation, Section 6.2 of the Merger
            Agreement, and (B) the Company and/or its Representatives are engaged in any of the actions described in clause (ii) of Section 6.2(a) of the Merger Agreement (the "Permitted Company Actions"), Shareholder may participate in, cooperate with, and provide advice and assistance to, the Company and its advisors in connection with such actions, and Shareholder may participate or engage in discussions or negotiations (collectively, "Permitted Shareholder Negotiations") with, or disclose or provide any information relating to the Company, its Subsidiaries and/or Shareholder to, or afford access to any of the properties, books or records of the Company, its Subsidiaries and/or Shareholder to, the Person with which the Company is engaged in such Permitted Company Actions. Shareholder shall promptly advise Parent and Acquiror, telephonically and in writing, of Shareholder's receipt of any Acquisition Proposal or any proposal, inquiry or request related to, or that could reasonably be expected to lead to, or that contemplates the possibility of, any Acquisition Proposal, and the terms of any Permitted Shareholder Negotiations. Shareholder shall promptly provide Parent and Acquiror, in writing, with the terms and conditions of any such Acquisition Proposal, or such proposal, inquiry or request, and the identity of the Person making the same.

      (b) Notwithstanding anything to the contrary contained in this Agreement, (i) the provisions of this Agreement apply solely to Shareholder when acting in his capacity as a shareholder of the Company and not when acting or purporting to act as a representative or an officer or director of the Company (it being understood that the Company has separate and independent obligations to Parent and Acquiror under Section 6.2 of the Merger Agreement); (ii) none of the provisions of this Agreement shall be construed to prohibit, limit or restrict Shareholder from exercising his fiduciary duties to the Company by voting or taking any other action whatsoever in his capacity as a director or officer of the Company; and (iii) no action taken by the Company in compliance with the terms of the Merger Agreement in respect of any Acquisition Proposal shall serve as the basis of a claim that Shareholder is in breach of his obligations hereunder notwithstanding the fact that Shareholder provided advice or assistance to the Company in connection therewith.

      Section 2.4 NO TRANSFER OF SUBJECT SHARES; PUBLICITY. Shareholder agrees that:

      (a) During the term of this Agreement, Shareholder (i) shall not, other than pursuant to the Contribution Agreement and the Security Agreement, dated as of July 15, 2003 (the "Security Agreement") by and between Shareholder and Zions First National Bank
            ("Lender") relating to a loan by Lender to Boards Video Company, LLC, subject any of the Subject Shares to, or suffer to exist on any of the Subject Shares, any Lien (as defined in the Merger Agreement), (ii) shall not Transfer or agree to Transfer any of the Subject Shares (other than pursuant to the Contribution Agreement or by operation of the Merger) or grant any proxy or power-of-attorney with respect to any of the Subject shares and
            (iii) shall take all action necessary to prevent creditors, including Lender, in respect of any pledge of the Subject Shares from exercising their rights under such pledge.

      (b) Unless required by applicable law, neither Shareholder nor any of its Affiliates or Representatives shall make any press release or public announcement with respect to the business or affairs of the Company, Parent or Acquiror, including this Agreement, the Contribution Agreement and the Merger Agreement and the transactions contemplated hereby and thereby, without the prior written consent of Parent.

      2.5 NO APPRAISAL. Shareholder agrees not to make a written demand for appraisal in respect of the Subject Shares.

                                   ARTICLE III

             REPRESENTATIONS, WARRANTIES AND ADDITIONAL COVENANTS
                                 OF SHAREHOLDER

      Shareholder represents, warrants and covenants to Acquiror that:

      Section 3.1 OWNERSHIP. Except as set forth on SCHEDULE A hereto, Shareholder is the sole Beneficial Owner and legal owner of the Subject Shares or the options to acquire Subject Shares, as applicable, identified on

SCHEDULE A hereto and such shares constitute all of the capital stock of the Company Beneficially Owned by Shareholder. Other than as provided in the Contribution Agreement, this Agreement and the Security Agreement, Shareholder has good and marketable title to all of such shares, free and clear of all Liens, claims, options, proxies, voting agreements and security interests and has the sole right to such Subject Shares and there are no restrictions on rights of disposition or other Liens pertaining to such Subject Shares. None of the Subject Shares is subject to any voting trust or other contract with respect to the voting thereof, and no proxy, power of attorney or other authorization has been granted with respect to any of such Subject Shares.

      Section 3.2   AUTHORITY AND NON-CONTRAVENTION.

      (a) If Shareholder is a corporation, Shareholder is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of organization.

      (b) Assuming due authorization, execution and delivery of this Agreement by Parent, this Agreement has been duly and validly executed and delivered by Shareholder and constitutes the legal, valid and binding obligation of Shareholder, enforceable against Shareholder in accordance with its terms except (i) to the extent limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. Shareholder has all necessary power, authority and legal capacity to execute and deliver this Agreement and to perform its obligations under this Agreement and no other proceedings or actions on the part of Shareholder are necessary to authorize the execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby. If Shareholder is a corporation, such actions have been duly authorized and approved by all necessary corporate action of Shareholder.

      (c) Shareholder is not nor will it be required to make any filing with or give any notice to, or to obtain any consent from, any Person in connection with the execution, delivery or performance of this Agreement or obtain any Permit from any Governmental Entity for any of the transactions contemplated hereby, except as may be required by (i) Section 13 or Section 16 of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder and (ii) the HSR Act.

      (d) Neither the execution and delivery of this Agreement by Shareholder nor the consummation of the transactions contemplated hereby will directly or indirectly (whether with notice or lapse of time or both) (i) in the event Shareholder is a corporation, conflict with, result in any violation of or require any consent under any provision of the governing documents of Shareholder,
            (ii) conflict with, result in any violation of, require any consent under or constitute a default by Shareholder under any mortgage, bond, indenture, agreement, instrument or obligation to which Shareholder is a party or by which it or any of Shareholder's assets (including the Subject Shares) are bound, or violate any Permit of any Governmental Entity, or any Law or order to which such Shareholder, or any of its assets (including the Subject Shares), may be subject; PROVIDED, HOWEVER, that the consent of the Lender will be required under the Security Agreement, or (iii) result in the imposition or creation of any Lien upon or with respect to any of the assets owned or used by Shareholder (including the Subject Shares).

      Section 3.3 TOTAL SHARES. Except as set forth on SCHEDULE A hereto, Shareholder, except with respect to stock options disclosed pursuant to the Merger Agreement, is not the Beneficial Owner of, and does not have (whether currently, upon lapse of time, following the satisfaction of any conditions, upon the occurrence of any event or any combination of the foregoing) any right to acquire, and has no other interest in or voting rights with respect to, any Company Shares or any securities convertible into or exchangeable or exercisable for Company Shares.

      Section 3.4. RELIANCE. Shareholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon Shareholder's execution, delivery and performance of this Agreement.


                                   ARTICLE IV

             REPRESENTATIONS, WARRANTIES AND COVENANTS OF PARENT

      Parent represents, warrants and covenants to Shareholder that, assuming due authorization, execution and delivery of this Agreement by Shareholder, this Agreement constitutes the legal, valid and binding obligation of Parent, enforceable against Parent in accordance with its terms except (i) to the extent limited by applicable bankruptcy, insolvency or similar laws affecting creditors' rights and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought. Parent has the corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder. The execution and delivery by Parent of this Agreement and the consummation by Parent of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent.

                                    ARTICLE V

                               GENERAL PROVISIONS

      Section 5.1 NO OWNERSHIP INTEREST. Nothing contained in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidents of ownership of or with respect to the Subject Shares. All rights, ownership and economic benefits of and relating to the Subject Shares shall remain and belong to Shareholder, and Parent shall have no authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct Shareholder in the voting of any of the Subject Shares, except as otherwise expressly provided herein or in the Merger Agreement.

      Section 5.2 NOTICES. All notices, consents, waivers and other communications under this Agreement shall be in writing (including facsimile or similar writing) and shall be given:

      (a)   If to Parent, to:

            Leonard Green & Partners, L.P.
            11111 Santa Monica Boulevard, Suite 2000
            Los Angeles, CA 90025
            Attention: John M. Baumer
            Facsimile No.: 310-954-0404

            With a copy (which will not constitute notice) to:

            Latham & Watkins LLP
            885 Third Avenue, Suite 1000
            New York, NY 10022
            Attention:  Howard A. Sobel, Esq.
            Facsimile No.: 212-751-4864

      (b) If to a Shareholder, to Shareholder's address set forth on SCHEDULE A hereto.

            With a copy (which will not constitute notice) to:

            O'Melveny & Myers LLP
            1999 Avenue of the Stars, Suite 700
            Los Angeles, CA 90064
            Attention:  Steven L. Grossman, Esq.
            Facsimile No.: 310-246-6727

or such other address or facsimile number as a party may hereafter specify for the purpose by notice to the other parties hereto. Each notice, consent, waiver or other communication under this Agreement shall be effective only (a) if given by facsimile, when the facsimile is transmitted to the facsimile number specified in this Section and the appropriate facsimile confirmation is received or (b) if given by overnight courier or personal delivery when delivered at the address specified in this Section.

      Section 5.3 FURTHER ACTIONS. Upon the request of any party to this Agreement, the other party will (a) furnish to the requesting party any additional information, (b) execute and deliver, at their own expense, any other documents and (c) take any other actions as the requesting party may reasonably require to more effectively carry out the intent of this Agreement.

      Section 5.4 ENTIRE AGREEMENT AND MODIFICATION. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to its subject matter and constitutes (along with the documents delivered pursuant to this Agreement) a complete and exclusive statement of the terms of the agreement between the parties with respect to its subject matter. This Agreement shall not be amended, supplemented or otherwise modified except (i) with the consent of the Special Committee, and
(ii) in a written document executed by the party against whose interest the modification will operate. The parties shall not enter into any other agreement inconsistent with the terms and conditions of this Agreement, or which addresses any of the subject matters addressed in this Agreement, or which prevents the Company from taking any of the actions permitted by Section 6.2(a) of the Merger Agreement. For the avoidance of doubt, the previous sentence shall not prohibit the parties from entering into the Ancillary Agreements, the Stockholders Agreement, the Option Agreement, and the Financing Letters.

      Section 5.5 DRAFTING AND REPRESENTATION. The parties agree that the terms and language of this Agreement were the result of negotiations between the parties and, as a result, there shall be no presumption that any ambiguities in this Agreement shall be resolved against any party. Any controversy over construction of this Agreement shall be decided without regard to events of authorship or negotiation.

      Section 5.6 SEVERABILITY. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without affecting the validity or enforceability of the remaining provisions hereof. Any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

      Section 5.7 NO THIRD-PARTY RIGHTS. Shareholder may not assign any of its rights or delegate any of its obligations under this Agreement without the prior written consent of Parent. Parent may not assign any of its rights or delegate any of its obligations under this Agreement with respect to Shareholder without the prior written consent of Shareholder; PROVIDED, that Parent may assign its rights and delegate its obligations hereunder to any Person wholly-owned, directly or indirectly, by an affiliate of Leonard Green & Partners, L.P. This Agreement will apply to, be binding in all respects upon, and inure to the benefit of each of the respective successors, personal or legal representatives, heirs, distributes, devisees, legatees, executors, administrators and permitted assigns of Shareholder and the successors and permitted assigns of Parent.

Nothing expressed or referred to in this Agreement will be construed to give any Person, other than the parties to this Agreement, any legal or equitable right, remedy or claim under or with respect to this Agreement or any provision of this Agreement except such rights as may inure to a successor or permitted assignee under this Section; PROVIDED, HOWEVER, that the Company shall have third-party beneficiary rights with respect to the penultimate sentence of Section 5.4 of this Agreement.

      Section 5.8 ENFORCEMENT OF AGREEMENT. Shareholder acknowledges and agrees that Parent could be damaged irreparably if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by Shareholder could not be adequately compensated by monetary damages. Accordingly, Shareholder agrees that, (a) it will waive, in any action for specific performance, the defense of adequacy of a remedy at Law, and (b) in addition to any other right or remedy to which Parent may be entitled, at Law or in equity, Parent will be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent breaches or threatened breaches of any of the provisions of this Agreement, without posting any bond or other undertaking.

      Section 5.9 WAIVER. The rights and remedies of the parties to this agreement are cumulative and not alternative. Neither any failure nor any delay by a party in exercising any right, power or privilege under this Agreement or any of the documents referred to in this Agreement will operate as a waiver of such right, power or privilege, and no single or partial exercise of any such right, power or privilege will preclude any other or further exercise of such right, power or privilege or the exercise of any other right, power or privilege. To the maximum extent permitted by applicable Law, (a) no claim or right arising out of this Agreement or any of the documents referred to in this Agreement can be discharged by one party, in whole or in part, by a waiver or renunciation of the claim or right unless in a written document signed by the other party, (b) no waiver that may be given by a party will be applicable except in the specific instance for which it is given, and (c) no notice to or demand on one party will be deemed to be a waiver of any obligation of that party or of the right of the party giving such notice or demand to take further action without notice or demand as provided in this Agreement or the documents referred to in this Agreement.

      Section 5.10 GOVERNING LAW. This Agreement will be governed by and construed under the Laws of the State of Delaware applicable to contracts executed and fully performed within the State of Delaware, except to the extent that voting of the Subject Shares is mandatorily governed by the laws of the State of Oregon.

      Section 5.11 CONSENT TO JURISDICTION. Except as otherwise expressly provided in this Agreement, the parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought exclusively in the Court of Chancery of the State of Delaware, County of New Castle or, if such court does not have jurisdiction over the subject matter of such proceeding or if such jurisdiction is not available, in the United States District Court for the District of Delaware, and each of the parties hereby consents to the exclusive jurisdiction of those courts (and of the appropriate appellate courts therefrom) in any suit, action or proceeding and irrevocably waives, to the fullest extent permitted by Law, any objection which it may now or hereafter have to the laying of the venue of any suit, action or proceeding in any of those courts or that any suit, action or proceeding which is brought in any of those courts has been brought in an inconvenient forum. Process in any suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any of the named courts. Without limiting the foregoing, each party agrees that service of process on it by notice as provided in Section 5.2 shall be deemed effective service of process. Each of the parties hereto hereby irrevocably waives, to the fullest extent permitted by law, all rights to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Agreement or any of the transactions contemplated hereby.

      Section 5.12 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

      Section 5.13 TERMINATION. This Agreement shall terminate upon the earliest of (a) the Effective Time (as defined in the Merger Agreement), (b) the termination of the Merger Agreement in accordance with Section 10.1 thereof, or
(c) written notice by Parent to Shareholder of the termination of this Agreement (the earliest of the events described in clauses (a), (b) and (c), the "Expiration Date").

      Section 5.14 EXPENSES. Except as otherwise provided in this Agreement, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses. Nothing in this Agreement shall be deemed to limit the obligations of the Company pursuant to Section 10.2 of the Merger Agreement.

      Section 5.15 HEADINGS; CONSTRUCTION. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement (a) words denoting the singular include the plural and vice versa, (b) "it" or "its" or words denoting any gender include all genders, (c) the word "including" shall mean "including without limitation," whether or not expressed, (d) any reference herein to a Section, Article, Paragraph, Clause or Schedule refers to a Section, Article, Paragraph or Clause of or a Schedule to this Agreement, unless otherwise stated, and (e) when calculating the period of time within or following which any act is to be done or steps taken, the date which is the reference day in calculating such period shall be excluded and if the last day of such period is not a Business Day (as defined in the Merger Agreement), then the period shall end on the next day which is a Business Day.

      Section 5.16 AGREEMENT OF SPOUSE. By signing this Agreement, Holly Wattles, as spouse of Shareholder ("Spouse"), agrees for the benefit of Parent, to be bound by the agreements made by Shareholder in Article II hereof as if made by her with respect to the 840,600 Subject Shares that are held of record jointly by Shareholder and her, but only to the extent her record ownership of such Subject Shares entitles her to any rights of ownership, including the right to vote or dispose of such Subject Shares. Spouse disclaims any Beneficial Ownership of such Subject Shares and by signing this Agreement (i) represents to Parent that she has no such Beneficial Ownership and (ii) understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon her execution, delivery and performance of this Agreement.


                            [Signature Page Follows]

      IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.


                                   CARSO HOLDINGS CORPORATION,
                                   a Delaware corporation

                                   By: /s/ JOHN M. BAUMER
                                      ------------------------------------------
                                       Name:  John M. Baumer
                                       Title: Vice President


                                   Mark J. Wattles, an Individual

                                   /s/ MARK J. WATTLES
                                   --------------------------------------
                                   Name: Mark J. Wattles


                                   Holly Wattles, an Individual

                                   /s/ HOLLY K. WATTLES
                                   --------------------------------------
                                   Name: Holly Wattles

                                   SCHEDULE A



        NAME AND                                        OTHER COMPANY
 ADDRESS OF SHAREHOLDERS        COMPANY SHARES            SECURITIES
--------------------------   ---------------------  -------------------------
MW                                                     Options to purchase
9001 Emerald Hill Way        3,137,600 shares of       3,500,000 shares of
Las Vegas, Nevada 89117        common stock(1)            common stock







-----------------------------------

(1) All shares of common stock of the Company are held of record by MW, except for 840,600 shares which are held jointly by MW and HW, of which MW has sole beneficial ownership.